Exhibit 99.1

BriaCell Therapeutics Corp. Announces Results of 2022 Annual and Special Meeting of Shareholders

NEW YORK and VANCOUVER, British Columbia, January 19, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), is pleased to announce that all resolutions proposed to shareholders at the Annual and Special Meeting of Shareholders (the “Meeting”) held virtually via teleconference on January 18, 2022 were passed. Voting for each of the director nominees was as follows:

	For		Withheld
Nominee	Actual	Percentage	Actual	Percentage
Dr. William V. Williams	2,286,353	97.68%	54,346	2.32%
Mr. Jamieson Bondarenko	2,286,214	97.67%	54,485	2.33%
Mr. Marc Lustig	2,285,435	97.64%	55,263	2.36%
Dr. Rebecca Taub	2,327,126	99.42%	13,573	0.58%
Mr. Vaughn C. Embro-Pantalony	2,285,426	97.64%	55,273	2.36%
Mr. Martin Schmieg	2,326,345	99.39%	14,353	0.61%
Dr. Jane Gross	2,327,674	99.44%	13,024	0.56%

Shareholders also voted in favour of: (i) setting the number of directors for the ensuing year at seven; (ii) re-appointing MNP LLP as auditors of the Company; (iii) approving the Company’s stock option plan; and (iv) approving an amendment to the authorized share structure and articles of the Company by creating a new class of subordinate voting shares, and to vary the special rights and restrictions attached to the Common Shares to reflect the creation of the new class of shares, as more particularly described in the Company’s Management Information Circular dated December 20, 2021 and posted to SEDAR on January 4, 2022. Please see the report of voting results filed under BriaCell’s profile at www.sedar.com for the detailed results of these other matters voted on by shareholders at the Meeting.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com